Exhibit 99.2

Auditor’s Report on Standalone Quarterly Financial Results and Annual Financial Results of Dr. Reddy’s Laboratories Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Dr. Reddy’s Laboratories Limited

We have audited the accompanying annual financial results of Dr. Reddy’s Laboratories Limited (“the Company”) for the year ended 31 March 2016 attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing and Disclosure Requirements) Regulations, 2015. Attention is drawn to the fact that the figures for the quarter ended 31 March 2016 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the end of the third quarter of the relevant financial year. Also the figures up to the end of the third quarter of the relevant financial year had only been reviewed and not subjected to audit.

These financial results have been prepared on the basis of the annual financial statements and reviewed quarterly financial results which are the responsibility of the Company’s Management and have been approved by the Board of Directors in the meeting held on 12 May 2016. Our responsibility is to express an opinion on these financial results based on our audit of the annual financial statements which have been prepared in accordance with the recognition and measurement principles laid down in Accounting.

Standards specified under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India and in compliance with requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

We conducted our audit in accordance with the Standards on Auditing generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these annual financial results:

(i)	are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the year ended 31 March 2016.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place: Hyderabad

Date: 12 May 2016

DR. REDDY’S LABORATORIES LIMITED

PART I: STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR

ENDED 31 MARCH 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
		31.03.2016	31.12.2015	31.03.2015	31.03.2016	31.03.2015
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	21,441	24,079	26,612	99,218	98,874
	b) License fees and service income	2,021	102	101	2,288	401
	c) Other operating income	106	105	174	571	835
	Total income from operations (net)	23,568	24,286	26,887	102,077	100,110
2	Expenses
	a) Cost of materials consumed	4,902	4,887	4,720	19,885	23,227
	b) Purchase of traded goods	1,267	1,814	1,312	6,104	5,261
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	461	(183)	1,301	(288)	(289)
	d) Employee benefits expense	4,498	4,287	3,843	17,100	14,909
	e) Selling expenses	1,558	2,575	2,234	9,275	10,634
	f) Depreciation and amortisation	1,811	1,672	1,368	6,491	4,902
	g) Other expenditure	7,461	6,641	5,916	25,961	22,457
	Total expenses	21,958	21,693	20,694	84,528	81,101
3	Profit from ordinary activities before other income, finance costs and exceptional items (1 - 2)	1,610	2,593	6,193	17,549	19,009
4	Other income	1,219	348	873	2,448	2,228
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	2,829	2,941	7,066	19,997	21,237
6	Finance costs	146	135	188	638	638
7	Profit from ordinary activities before exceptional items (5 - 6)	2,683	2,806	6,878	19,359	20,599
8	Exceptional items	3,559	—	—	3,559	—
9	Profit / (Loss) from ordinary activities before tax (7 - 8)	(876)	2,806	6,878	15,800	20,599
10	Tax expense	(819)	438	1,164	2,255	3,805
11	Net Profit / (Loss) from ordinary activities after tax (9 - 10)	(57)	2,368	5,714	13,545	16,794
12	Extra-ordinary items (net of tax)	—	—	—	—	—
13	Net Profit / (Loss) for the period / year (11 - 12)	(57)	2,368	5,714	13,545	16,794
14	Paid-up equity share capital (face value Rs. 5/- each)	853	853	852	853	852
15	Reserves (excluding revaluation reserve)			—	115,201	105,488
16	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	(0.33)	13.89	33.54	79.42	98.60
	- Diluted	(0.33)	13.84	33.40	79.14	98.18
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
		31.03.2016	31.12.2015	31.03.2015	31.03.2016	31.03.2015
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,199	4,826	6,816	22,913	27,303
	b) Global Generics	18,854	20,642	21,348	84,472	79,616
	c) Proprietary Products	—	—	—	1	—
	Total	25,053	25,468	28,164	107,386	106,919
	Less: Inter segment revenue	1,485	1,182	1,277	5,309	6,809
	Add: Other unallocable income	—	—	—	—	—
	Total income from operations	23,568	24,286	26,887	102,077	100,110

2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(1,042)	(710)	168	(1,324)	451
	b) Global Generics	1,664	4,375	7,188	23,068	22,181
	c) Proprietary Products	(915)	(615)	(971)	(2,964)	(3,103)
	Total	(293)	3,050	6,385	18,780	19,529

	Less: (i) Interest	146	135	188	638	638
	(ii) Other un-allocable expenditure / (income), net	437	109	(681)	2,342	(1,708)
	Total profit / (loss) before tax	(876)	2,806	6,878	15,800	20,599

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	Statement of assets and liabilities

All amounts in Indian Rupees millions, except share data and where otherwise stated

		As at	As at
		31.03.2016	31.03.2015
Sl. No.	PARTICULARS	(Audited)	(Audited)
A	EQUITY AND LIABILITIES
1	Shareholders’ funds
	a) Share capital	853	852
	b) Reserves and surplus	115,201	105,488
	Sub-total - Shareholders’ funds	116,054	106,340

2	Non-current liabilities
	a) Long term borrowings	9,944	9,391
	b) Deferred tax liabilities, net	355	1,290
	c) Other long term liabilities	571	255
	d) Long-term provisions	665	498
	Sub-total – Non-current liabilities	11,535	11,434

3	Current liabilities
	a) Short-term borrowings	20,896	21,857
	b) Trade payables	7,192	7,160
	c) Other current liabilities	14,095	12,374
	d) Short-term provisions	5,804	5,395
	Sub-total - Current liabilities	47,987	46,786
	TOTAL - EQUITY AND LIABILITIES	175,576	164,560

B	ASSETS

1	Non-current assets
	a) Fixed assets	50,443	37,377
	b) Non-current investments	17,761	17,601
	c) Long-term loans and advances	6,396	5,538
	d) Other non-current assets	27	11
	Sub-total - Non-current assets	74,627	60,527

2	Current assets
	a) Current investments	21,122	21,022
	b) Inventories	16,996	17,233
	c) Trade receivables	38,935	47,117
	d) Cash and bank balances	12,680	9,014
	e) Short-term loans and advances	8,326	8,657
	f) Other current assets	2,890	990
	Sub-total - Current assets	100,949	104,033
	TOTAL - ASSETS	175,576	164,560

2

On 1 April 2015, the Company entered into a definitive agreement to acquire a select portfolio of established products’ business of UCB in the territories of India, Nepal, Sri Lanka and Maldives for a total consideration of Rs. 8,000 million. On 16 June 2015, the company completed the acquisition and recorded Rs. 200 million, Rs. 7,477 million and Rs. 323 million towards various current and fixed assets, intangible assets, and goodwill, respectively. The acquisition pertains to Company’s Global Generics segment.

3

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016 and March 2016.

4

The Company has not received approvals from the Venezuelan government to repatriate amounts beyond USD 4 million received during the year. Consequently, the current outstanding receivable from Venezuelan subsidiary amounting to Rs. 3,559 million, has been provided during the quarter ended 31 March 2016 and presented as an exceptional item.

5

The above financial results are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises Accounting Standards specified under section 133 of the Companies Act, 2013 read with Rule 7 of Companies (Accounts) Rules, 2014, guidelines issued by Securities and Exchange Board of India and other accounting principles generally accepted in India.

6	The audited results have been reviewed by the Audit Committee of the Board on 11th May 2016 and approved by the Board of Directors of the Company at their meeting held on 12th May 2016.

7	The Board of Directors, at their meeting held on 12 May 2016, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

8

The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures up to the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subject to audit.

9	The figures for the previous periods have been re-grouped/ re-classified, wherever necessary, to conform to the current period’s classification.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 12 May 2016	Co-Chairman & Chief Executive Officer